

November 26, 2014

Via E-mail
Anthony Petrello
Chief Executive Officer
Nabors Industries Ltd.
CROWN HOUSE
4 Par-La-Ville Road
Second Floor
Hamilton, HM08
Bermuda

> **Re: Nabors Red Lion Limited**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed October 31, 2014**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed November 17, 2014**
> **File No. 333-199004**

Dear Mr. Petrello:

We have reviewed your amended registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to prior comment 25. Notwithstanding your analysis and discussion, we view the transaction akin to the standard triangular merger in which the acquiring company's certificate of incorporation and bylaws are being changed in connection with the merger, potentially requiring that certain charter and bylaw provisions be set out as separate proposals. Please provide us a matrix setting forth all provisions in the Red Lion Bye-Law Amendments that will change the rights of C&J stockholders that are currently contained in C&J's certificate of incorporation and bylaws, identifying whether such provisions and resulting changes (1) are immaterial

(include your basis for such conclusion) or (2) could have been made to C&J's certificate of incorporation and bylaws by the C&J board without stockholder approval. In responding to this comment, please consider our Compliance and Disclosure Interpretation 101.02 dated January 24, 2014 (regarding unbundling under Rule 14a-4(a)(3) generally) and the section entitled "Applying the Unbundling Rule to Merger and Acquisition Transactions" in the September 2004 Interim Supplement to Publicly Available Telephone Interpretations. In addition, please also advise us which provisions in the Red Lion Bye-Law Amendments are required in order for Red Lion's governing documents to comply with NYSE listing requirements.

Cautionary Statement Regarding Forward-Looking Statements, page 55

2.   We note your response to prior comment 3, and your revised disclosure on page 55. Please revise to clarify the statements that you believe would be deemed to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, please provide your analysis to us as to why such statements would be deemed to be forward-looking statements within the meaning of such Act in the context of this offering. Please refer to Section 27A of the Securities Act.

Background of the Merger, page 63

3.   We note that, in response to our prior comment 5, you disclose on pages 63 and 64 that "Nabors and C&J ultimately decided that the structure contemplated by the Transactions was superior" to a transaction involving a sale of 100% of the C&P Business and a transaction potentially involving one or more third parties. Please expand your disclosure to explain why the company reached that conclusion.

4.   We note your response to our prior comment 7, and your new disclosure on page 64 regarding the synergy potential discussed by members of C&J Energy management and Nabors management on March 5, 2014. Please provide further detail about the "potential cash tax synergies" referenced in this disclosure.

C&J's Reasons for the Merger, page 71

5.   Please disclose what consideration was given to the change in jurisdiction by the C&J Energy Board of Directors, or tell us why you do not believe that this is material.

Material U.S. Federal Income Tax Consequences of the Merger and the U.S. Distributions, page 114

6.   We note your response to our prior comment 18. Please provide an opinion of counsel as to each material federal tax consequence. See Item 601(b)(8) of Regulation S-K. For example, please provide an opinion of counsel as to (1) whether the Merger will be taxable to C&J Energy stockholders, (2) whether the Merger will be treated as a reorganization with the meaning of Section 368(a) of the Internal Revenue Code, (3) whether Red Lion will be treated as a corporation under Section 367(a) of the Internal

Revenue Code, and (4) whether the U.S. Distributions will qualify as tax-free. Your disclosure under "Material U.S. Federal Income Tax Consequences of the Merger and the U.S. Distributions" does not provide such opinion. If counsel is unable to opine on one or more of these matters, please revise your disclosure to state this fact clearly, to provide the reason for counsel's inability to opine on the matter(s), and to discuss the possible alternatives and risks to investors of that tax consequence. For further guidance, please refer to Section III.C. of Staff Legal Bulletin No. 19 (CF), available at http://www.sec.gov/interps/legal/ cfslb19.htm, including with respect to opinions subject to uncertainty.

7.   We note your response to our prior comment 19, in which you state that "[u]nder current law, Red Lion will continue to be treated as a foreign corporation for U.S. federal income tax purposes…." We also note your statement in your response that "because there is no material risk under current law," no opinion of counsel as to whether Red Lion will continue to be treated as a foreign corporation is required. Please provide additional analysis as to why you believe that the treatment of Red Lion after the Separation and Merger is not a material tax consequence. For guidance, please refer to Section III.A.2. of Staff Legal Bulletin No. 19. In the alternative, please provide an opinion of counsel as to whether Red Lion will continue to be treated as a foreign corporation for U.S. federal income tax purposes after the Separation and the Merger.

The Transition Services Agreements, page 171

8.   Please provide all information required by Item 404 of Regulation S-K with respect to the transition services agreements, including the approximate dollar value of the amount involved in the transactions.

Unaudited Pro Forma Condensed Combined Financial Information, page 215

9.   We have read your response to comment twenty-four in our letter dated October 28, 2014, regarding your plan for reporting the reverse merger on Form 8-K. We understand from our conference call on November 25, 2014 that you intend to confer with your advisers to better understand the reporting objectives and will apprise us of any change in your intended approach or readiness to discuss the matter further. Please contact us by telephone if you require further clarification or guidance.

Certain Provisions of Bermuda Law, page 232

10.   We note your disclosure that Red Lion intends to apply for, and expects to receive, consent from the Bermuda Monetary Authority for the issue and free transferability of all of Red Lion common shares to and between non-residents of Bermuda for exchange control purposes. Please provide your analysis as to whether there is a material risk that Red Lion will not receive such consent. In the alternative, please provide related risk factor disclosure.

<u>Exhibits and Financial Statement Schedules, page II-1</u>

11.   Please file as exhibits the agreements referenced in the section "Debt Financing" that begins on page 164. Refer to Item 601(b)(10) of Regulation S-K.

<u>Exhibit 10.1</u>

12.   We note that the exhibit index describes Exhibit 10.1 as "Form of Transition Services Agreements by and between Nabors Industries Ltd. and Nabors Red Lion Limited." We also note that your prospectus makes reference to the Red Lion Transition Services Agreement and the Nabors Transition Services Agreement. However, it appears that you have only filed one transition services agreement.

13.   We note your response to prior comment 27 that you have re-filed the form of the Red Lion Transition Services Agreement to include all exhibits and schedules to such agreement. However, we also note that certain of the schedules include the notation "[TO BE AGREED]" rather than provide the relevant provisions of the schedule. Please advise as to your plans for filing an updated version of the transition services agreement.

<u>Closing Comments</u>

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        If you have questions regarding comments on the financial statements and related matters, you may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Karl Hiller, Branch Chief, at (202) 551-3686. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Laura Nicholson, Senior Counsel, at (202) 551-3584 with any other questions.

                                        Sincerely,

                                        /s/ Brad Skinner for

                                        H. Roger Schwall
                                        Assistant Director

cc: Charles J. Conroy
        Milbank, Tweed, Hadley & McCloy LLP